Exhibit D-1

Date Mailed

December 20, 2002

BEFORE THE

PUBLIC SERVICE COMMISSION OF WISCONSIN

Approval of Affiliated Interest Transactions Between W.E. Power; LLC; Wisconsin Electric Power Company; and Wisconsin Energy Corporation	05-AE-109

Application of Wisconsin Electric Power Company; Wisconsin Energy Corporation; and W.E. Power, LLC; for a Certificate of Public Convenience and Necessity for Construction of Two Large Electric Generation Facilities, the Port Washington Generating Station, and Associated High Voltage Transmission and Natural Gas Interconnection Facilities to be Located in Ozaukee County	05-CE-117

Application of American Transmission Company for a Certificate of Authority to Rebuild and Upgrade Certain Transmission System Facilities to Support the Port Washington Generating Station	137-CE-104

Application of Wisconsin Gas Company, as a Gas Public Utility, for Authority to Construct a High-Pressure Natural Gas Line in Washington and Ozaukee Counties, Wisconsin	6650-CG-211

FINAL DECISION

Introduction

This is the final decision regarding Part I of Wisconsin Energy Corporation’s (WEC’s) proposal to construct new electric generating plants, which it has named Power The Future (PTF). Applications were filed by Wisconsin Energy Corporation, Wisconsin Electric Power Company, W.E. Power, LLC, American Transmission Company, and Wisconsin Gas Company (Applicants) for all necessary approvals to construct PTF.

Leased generation is governed by a law that the Wisconsin Legislature recently enacted as part of 2001 Wis. Act 16. A leased generation contract is an affiliated interest transaction regulated under Wis. Stat. § 196.52(9), which was created as part of 2001 Wis. Act 16. WEC offered proposed leases in this docket, which have been the subject of extensive negotiation and revision with other interested parties. Although these proceedings have focused upon the Unit 1 Facility Lease that would be signed between WEPCO and PWGS LLC, WEC also introduced a proposed Ground Lease, Ground Sublease, and Asset Purchase and Sale Agreement as part of PTF.

The principal element of this contract is WEC’s Facility Lease for Unit 1, between the holding company’s generating plant subsidiary (PWGS LLC) and its electric utility (WEPCO). During the course of this proceeding, the Facility Lease has been revised and reintroduced numerous times, both by WEC and another entity known as the Customer Groups1, as a result of negotiations. Accompanying the Facility Lease for Unit 1 are a Ground Lease, Ground Sublease, and an Asset Purchase and Sale Agreement. Applicants also propose to convert these documents into a leased generation contract for Unit 2, and is seeking the approval of its contracts for Unit 1 and Unit 2 in this docket.

This portion of PTF addresses the application of WEC and its subsidiaries to construct two 545 megawatt (MW), natural gas-fueled, combined cycle units, which WEC has named the PWGS. PWGS would be located in the city of Port Washington at the current site of the Port Washington Power Plant, after retiring the existing 320 MW coal plant that is situated there. Within its holding company WEC has set up a generating plant subsidiary, W.E. Power LLC,

[1]	Customer Groups consist of Citizens’ Utility Board (CUB), Customers First! Coalition, Wisconsin Industrial Energy Group, Inc., and Wisconsin Initiative Seeking Energy Reform, LLC.

and beneath that company another subsidiary, PWGS LLC. The latter corporation would construct and own the generating units, which would then be leased to and operated by the affiliate electric utility, Wisconsin Electric Power Company (WEPCO).

WEC filed an application for the approvals needed to construct PTF with the Commission on January 31, 2002. In its original form, this application proposed to construct not only two gas-fired units at Port Washington but also three new coal-fired units at Oak Creek. Because of WEC’s contention that review of at least the first gas unit at Port Washington was needed as soon as practicable, given the projected on-line date of 2005, the Commission separated the application into two parts. The first part, which is the subject of this order, consists of the application for review and approval of the two PWGS units, as well as their associated natural gas line, transmission facilities, and the related affiliated interest transactions. The second part, which the Commission will consider at a later date, concerns the proposed coal units, their associated facilities and their related affiliated interest transactions.

WEC submitted numerous amendments to its PWGS filing until, on April 25, 2002, the Commission found that the Certificate of Public Convenience and Necessity (CPCN) application was complete under Wis. Stat. § 196.491(3)(a)2. This triggered the 180-day period under which the Commission is required to conduct its review of a CPCN application. The Commission extended this period to 360 days by petitioning the Dane County Circuit Court for additional review and received the necessary order, pursuant to Wis. Stat. § 196.491(3)(g)1. In addition, Wisconsin Gas Company (WGC) filed an application for a Certificate of Authority under Wis. Stat. § 196.49, in order to construct a high-pressure steel natural gas pipeline that would serve the PWGS facility and would reinforce its existing distribution system in the Port Washington area. American Transmission Company (ATC) also applied for a Certificate of Authority, to upgrade elements of its transmission system that interconnect with or would be affected by the PWGS facility.

Three wholesale merchant plant developers (or IPPs) and an entity named Midwest Independent Power Suppliers, NFP (MWIPS) entered the case in opposition to the PWGS project, arguing that independent power sources could meet the energy and capacity needs of WEPCO more economically than the leased generation project that WEC proposed. The Commission held public hearings in these dockets before Administrative Law Judge David Whitcomb from September 13 to 25, 2002, at which the technical witnesses of parties and Commission staff were examined. In addition, the Commission held a hearing in Port Washington seeking the testimony of interested members of the public on October 1, 2002. The parties then submitted briefs to the Commission. At open meetings on December 5 and 9, 2002, the Commission considered this matter.

Persons certified as full parties are listed in Appendix A. Other persons who appeared and testified are listed in the Commission’s files.

This decision adopts a new regulatory framework which authorizes a public utility to procure generation through a non-utility affiliate under the terms of a lease generation contract. These applications are GRANTED, subject to conditions.

Findings of Fact

1. Energy conservation, renewable resources, or other energy priorities listed in Wis. Stat. §§ 1.12 and 196.025, or their combination, are not cost-effective alternatives to the projects proposed in this docket.

2. The PWGS facility satisfies the reasonable needs of the public for an adequate supply of electric energy.

3. The PWGS facility is reasonable and in the public interest after considering alternative sources of supply, alternative locations, individual hardships, engineering, economic, safety, reliability, and environmental factors.

4. WEC’s proposed layout for its new facilities, at the site of the existing Port Washington Power Plant, is in the public interest after considering alternative locations, individual hardships, engineering, economic, safety, reliability, and environmental factors.

5. The PWGS facility will not have undue adverse impact on other environmental values.

6. The PWGS facility will not unreasonably interfere with orderly land use and development plans for the area involved.

7. The PWGS facility will not have a material adverse impact on competition in the Wisconsin Upper Michigan System (WUMS) wholesale electric service market.

8. A leased generation contract is a reasonable means of financing the PWGS facility.

9. The leases proposed in this docket, as modified by this Final Decision, are reasonable and in the public interest.

10. The Port Washington Asset Purchase and Sale Agreement is reasonable and in the public interest.

11. The conditions attached to the CPCN for the PWGS facility, as described in this Final Decision, are reasonable.

12. Requiring that PWGS LLC commence construction of Unit 1 within 12 months after it receives all necessary government permits and approvals is reasonable, so the generating plant will satisfy the reasonable needs of the public for electric energy in a timely manner. Requiring that PWGS LLC file an updated demand forecast and EGEAS modeling2 before commencing construction on Unit 2 is reasonable.

13. WGC’s construction of a high-pressure steel natural gas pipeline to serve the PWGS facility and to reinforce the utility’s existing distribution system in the Port Washington area would not substantially impair the efficiency of WGC’s service, would not provide facilities unreasonably in excess of the utility’s probable future requirements, and, when added to the cost of service, would proportionately increase WGC’s value or available quantity of service.

14. The public convenience and necessity require WGC to construct its proposed pipeline, subject to the conditions specified in this Final Decision.

15. The pipeline route specified in this Final Decision is in the public interest.

16. ATC’s rebuilding of two double-circuit and one single-circuit 138 kV transmission lines, replacing seven 138 kV circuit breakers and disconnect switches at Port Washington Substation, and installing other improvements at Port Washington, Saukville, and Range Line Substations to serve the PWGS facility would not substantially impair the efficiency of ATC’s service, would not provide facilities unreasonably in excess of the utility’s probable future requirements, and, when added to the cost of service, would proportionately increase ATC’s value or available quantity of service.

[2]	“EGEAS” is the Electric Generation Expansion Analysis System, a complex interactive computer model developed by the Electric Power Research Institute. Over the past decade, the Commission has consistently used and required utilities to use EGEAS to evaluate electric generation expansion plans for cost-effectiveness and optimality.

17. The public convenience and necessity require ATC to reconstruct the three 138 kV transmission lines and install improvements at Port Washington, Saukville, and Range Line Substations to serve the PWGS facility.

Conclusions of Law

The Commission has jurisdiction under Wis. Stat. §§ 1.11, 1.12, 196.02, 196.025, 196.395, 196.49, 196.491, 196.52, and 196.795 to issue certificates authorizing PWGS LLC, WGC, and ATC to construct and place in operation the generation, transmission, and pipeline facilities at the site described below, and to impose the conditions specified in this Final Decision.

Opinion

This proceeding involves the first application by a public utility in Wisconsin to construct large-scale generating facilities through an affiliated entity. The proposed arrangement between the public utility and non-utility affiliate has been described as a “leased generation” and is codified into Wisconsin law, Wis. Stat. § 196.52(9)(a)3) (“Leased Generation Law”).

The leased generation law permits load serving entities to acquire generating resources through an affiliated entity subject to the approval of this Commission. Pursuant to the lease generation law, a non-utility affiliate, PWGS LLC, would construct two 545 MW natural gas fired, combined cycle units, which would then be leased to and operated by the affiliate electric utility, Wisconsin Electric Power Company. Applicants seek approval for construction authority to build these generation facilities and approval of the related leases between WEPCO and PWGS LLC.

In these consolidated dockets, the Commission has attempted to balance responsibility under this new law with other obligations under the power plant siting law, Wis. Stat. § 196.491, as well as responsibilities under the affiliated interest statute, Wis. Stat. § 196.52, and the paramount obligation to the consuming public.

This lengthy process required the Commission to conduct an extensive up front review of WEPCO’s planning process to determine its needs for 2005 and 2008, as well as an after-the fact review process that WEPCO employed to procure the resources to meet that need. In the Commission’s consideration of this application, the Commission considered its longstanding resource policy priorities set forth in the power plant siting law—reliability, low cost and environmental sensitivity. While each of these priorities is important individually, they are interrelated and the Commission considered each policy priority in the context of this proceeding.

Project Description

The PWGS facility is sized at 1,090 MW, consisting of two units that would generate 500 MW each, with additional peaking capacity of at least 45 MW through the use of duct firing. Each generating unit would include two combustion turbines, two heat recovery steam generators with supplemental duct firing capability to produce additional steam, and a steam turbine. Steam exhausted from the steam turbine would run through a condenser utilizing water from Lake Michigan, while the generators attached to the turbines would produce the electrical power and the transformer would step up the voltage to 138,000 volts (138 kV). The plant would have an expected life of 30 to 40 years.

The generating plant would be capable of either base load or intermediate load operation; its actual operation would depend on market conditions and the market price for natural gas.

WEC is seeking to place Unit 1 in service in 2005 and Unit 2 in service in 2008. PWGS LLC intends to begin construction of the first unit within one year after issuance of a CPCN, during which time it would demolish portions of the existing Port Washington Power Plant.

Several permits from the Wisconsin Department of Natural Resources (DNR) would be required to construct and operate the PWGS plant, to construct the gas pipeline to serve the plant, and to improve the electric transmission lines serving the plant. WEC would need to secure air pollution control permits, a wastewater discharge permit, a permit to grade on an unbroken slope, a permit to construct a pond within 500 feet of a navigable waterway, storm water discharge permits, a trench dewatering permit, a hydrostatic pressure test permit, stream and wetland crossing permits, a permit to place structures on the bed of Lake Michigan, and a permit to grade more than 10,000 square feet along a navigable waterway.

Facilities currently on the site of the existing Port Washington Power Plant include the power plant building, the Port Washington Substation, a parking lot, a coal dock, coal handling equipment, and a dock holding wastewater treatment facilities. A tributary to Sauk Creek flows through the western edge of the site, adjacent to the substation. South of the power plant is a 50 to 100-foot bluff, the northern third of which is grassy and shrubby with a few groupings of trees. The southern two-thirds are cropland with several tree lines.

WEC proposed two layouts for the new PWGS facilities. Its preferred site layout configures the combustion turbines, heat recovery steam generators, and steam turbine generators partly within the bounds of the existing power plant building. The alternative site layout would place the plant south of the existing facility, roughly perpendicular to Lake Michigan and parallel to the cut portion of the bluff.

WGC proposes to construct a high-pressure steel natural gas pipeline to serve the PWGS facility and to reinforce its existing distribution system in the Port Washington area. WGC, a natural gas utility within the WEC holding company, filed a Certificate of Authority to construct this pipeline, which would be approximately 16.5 miles long and would cost an estimated $24.5 million. WGC developed alternate routes for portions of the proposed pipeline, running generally eastward from ANR Pipeline Company’s existing interstate pipeline located near the village of Jackson, Washington County, to the PWGS site.

ATC seeks a Certificate of Authority to perform necessary improvements to its transmission system, to accommodate the power generated at the PWGS facility. ATC proposes to rebuild the three transmission lines that move energy from the existing Port Washington Power Plant with conductors of greater capacity, and to make other related improvements to the lines and their substations. At the power plant site, the fenced area of the Port Washington Substation may need to be expanded slightly to accommodate one of the generator step-up transformers. If the alternative site layout is used, it would be necessary to rebuild the substation completely at a new location on the power plant site.

The off-site proposed electric transmission facilities are located in eastern Ozaukee County and northern Milwaukee County. Minor equipment work inside the station fence is required at the existing Range Line and Saukville Substations, which are located at the ends of the affected transmission lines.

An existing double-circuit, 138 kV Port Washington-Range Line overhead transmission line runs south from the Port Washington Substation, through the city of Port Washington, town of Port Washington, village of Thiensville, village of Grafton, town of Grafton, and the city of Mequon (all in Ozaukee County), and the village of Brown Deer, city of Milwaukee, and city of

Glendale (all in Milwaukee County), to the Range Line Substation (city of Glendale, Milwaukee County). An existing 4.8-mile, double-circuit 138 kV Port Washington-Saukville transmission line and an existing 4.7-mile, single-circuit 138 kV Port Washington-Saukville transmission line would be rebuilt within their current rights-of-way (ROWs). The double-circuit line is located in a 130-foot wide ROW as it heads west from the Port Washington Substation. The single-circuit line, on H-frame structures, is located in a 90-foot wide ROW as it heads west from the Port Washington Substation. These lines share a ROW at their western end, where they enter the Saukville Substation. The lines run through the city and town of Port Washington, as well as the village and town of Saukville in Ozaukee County.

Each of these transmission lines would need to be rebuilt. Land use along the transmission line routes is predominantly residential or agricultural. Residences along the Port Washington-Range Line transmission line are most concentrated at the southern end of the line in Glendale and Milwaukee. Between Thiensville and the Range Line Substation, the transmission line lies adjacent to a railroad corridor. Along the Port Washington-Saukville line, the highest concentrations of residences are located in and near the city of Port Washington and the village of Saukville. Between Thiensville and the Range Line Substation, the transmission lines lie adjacent to a railroad corridor. The lines to be rebuilt cross numerous wetlands and streams.

Statutory Energy Priorities

A threshold issue this Commission must decide is whether or not there is enough energy conservation or renewable resources to cancel or delay the construction approvals sought in this proceeding. State law provides guidance to the Commission in carrying out the state’s energy policy. Our obligations are set forth in Wis. Stat. § 1.12.

Wis. Stat. § 1.12(4) establishes energy priorities for Wisconsin. The statute provides as follows:

1.12(4) PRIORITIES. In meeting energy demands, the policy of the state is that, to the extent cost-effective and technically feasible, options be considered based on the following priorities, in the order listed:

(a)	Energy conservation and efficiency.

(b)	Noncombustible renewable energy resources.

(c)	Combustible renewable energy resources.

(d)	Nonrenewable combustible energy resources, in the order listed.

1.	Natural gas.

2.	Oil or coal with a sulphur content of less than 1 percent.

3.	All other carbon-based fuels.

In addition, Wis. Stat. § 196.025 declares that the Commission must implement these priorities in its energy-related decisions, to the extent “cost-effective, technically feasible and environmentally sound.”

WEPCO’s forecast of future demand and energy needs already includes some level of energy efficiency, because WEPCO uses an econometric method that relies upon historical electric energy usage data. Incorporated in the historical usage data is the net impact of energy efficiency and the increased utilization of energy efficiency programs. WEPCO’s forecasting method implies that the future impacts of energy efficiency and increased utilization will be similar to the historical impacts. For this reason, in their testimony on energy efficiency potential both WEPCO and Commission staff attempted to estimate the amount of potential energy efficiency savings above that already included in the forecast.

The estimates of both WEPCO and Commission staff spanned a broad range. At the low end, WEPCO found approximately 10 MW of additional cost-effective conservation available in the 2003-2015 timeframe. Commission staff calculated an additional 367 MW of energy efficiency by 2008 as the upper bound of the range provided. All of the estimates of energy efficiency have shortcomings, relating to the unknown amount of energy efficiency already included in WEPCO’s forecast, restrictions on the type of measures and customer segments included in the energy efficiency analysis, and the limited availability of current data on energy efficiency measures. The broad range and shortcomings of these estimates add sufficient certainty that the record does not demonstrate that energy efficiency would be a feasible substitute for new generation.

WEPCO has provided energy efficiency services to its customers for many years. As a result, WEPCO has already captured the least expensive energy efficiency. Additionally, WEPCO’s forecasting method assumes that energy efficiency gains similar to those of the past will continue in the future, regardless of whether they occur naturally in the market, or are captured by WEPCO’s energy efficiency programs, public benefits programs, or federally mandated energy efficiency standards. The cost-effectiveness of other energy efficiency savings, not already reflected in WEPCO’s forecast, can only be determined on a statewide basis in a separate docket.

There was considerable evidence in this record to estimate future energy efficiency potential. In addition, parties employed different screening measures in an effort to demonstrate the costs and benefits of energy efficiency. The record is replete with different programs and different standards to measure energy efficiency. Measuring each program’s effectiveness is even more difficult as Wisconsin implements market-based energy efficiency through the public benefits programs. These programs, which are administered by the Wisconsin Department of

Administration, are an intregal part of our state’s efforts to transform the current marketplace for energy efficiency.

The Commission lacks sufficient evidence in this case on energy efficiency to make the judgment that energy efficiency gains—which will ultimately be in the hands of consumers and businesses—are either of a sufficient quantity or are demonstrably achievable such that they may serve as a substitute for traditional generation in a cost-effective way. The Commission’s concern is that there is no way to dictate this type of behavior to consumers that it is both technically feasible and practically feasible to alleviate the need demonstrated in this proceeding. The testimony of the various parties indicates that it is not possible to evaluate all possible technologies and programs in order to ascertain their realizable potential as well as their accuracy. In addition, PSCW staff testified that there may be additional cost efficient measures—but they are not a sufficient substitute for the proposed plants.3

In addition to energy efficiency, the Commission considered whether the benefits of renewable resources outweigh the need for the gas-fired generation sought in this proceeding. The state energy priorities express a preference for generating facilities that utilize renewable fuels. The Commission, in carrying out the state’s energy policy, shares this goal in our efforts to reduce emissions of pollutants from our other fuel sources.

As part of its PTF proposal, WEC committed to a goal of obtaining five percent of its energy from renewable resources by 2011. This exceeds the renewable portfolio standard set forth under state law that requires at least 2.2 percent of each electric provider’s retail energy must be from renewable resources by the same date. Wis. Stat. § 196.378. WEC has also

[3]	Transcript, p. 1499.

declared its intent to spend up to $6 million per year for ten years on emerging technologies and activities to encourage the development of renewable resources.

Wind power and biomass were the two forms of renewable generation considered in the record. The record developed on renewables in this proceeding focused on wind. The evidence demonstrates that wind is increasingly becoming more cost effective when compared with traditional fossil-fuel sources.

A significant factor affecting the cost of wind-generated electric power is the federal production tax credit, which allows a wind facility owner to take a 1.8 cent per kilowatt-hour tax credit for a period of ten years. Under current law, this ten-year tax credit is available only to those projects that go online no later that December 31, 2003, although Congress has extended the credit in the past and may do so again. If the tax credit is presumed to expire in 2003, the EGEAS program does not pick enough wind units to replace either PWGS Unit 1 or Unit 2, making such projects speculative from a cost effective prospective.

In addition to the cost of these resources, the other principal concern with wind is whether the capacity from this energy resource would be available on a scope and scale to replace either PWGS Unit 1 or 2. The intermittent nature of this resource also does not provide the Commission with the necessary confidence that this resource can effectively displace the need for gas-fired combined cycle units that will be needed in 2005 and 2008.

PSCW staff provided an estimate of the actual wind resources in our state that was extremely optimistic in meeting WEPCO’s short-term energy needs. PSCW staff testified that there is the potential in Wisconsin for 42,000 megawatts of wind, including conceivably a little over 2,000 megawatts of wind that is categorized as class 4 or 5.4 PSCW staff, however, did not

[4]	Transcript, p. 1541-1542.

recommend that the construction applications sought in this proceeding—for over 1,000 megawatts of generation sought in this proceeding—be denied. On the contrary, a staff witness testified that wind resources be looked at “more seriously” and that it could meet part of the demand that would be met by PTF-2. For these reasons the Commission finds that current renewable resources are neither technically feasible nor cost-effective options to displace the need for a project the size and scope presented in these applications.

Conservation programs and the development of renewable generation technologies are, and will continue to be, an important part of Wisconsin Electric’s supply activities, as they are required to be by law. Given the scale and the timing of the energy capacity needs of Wisconsin Electric’s customers as well as the EGEAS Model results discussed in the record, however, the Commission is not convinced that conservation programs and renewable generation could serve the energy capacity needs that the applicants propose to serve in this docket more reliably or cost-efficiently than the applicants’ proposal.

The Commission supports the expansion of future tracking and analysis of relevant, reliable data regarding conservation efforts in Wisconsin.

Reasonable needs of the public

Wis. Stat. § 196.49l(3)(d)2. requires that a proposed facility satisfy “the reasonable needs of the public for an adequate supply of electric energy” in order to receive a CPCN. To justify the need and timing of PWGS Units 1 and 2, WEPCO submitted optimal expansion plan results from the EGEAS computer model.

As part of its EGEAS computer model simulations, WEPCO employed various base forecasts for electric demand and energy, as well as fuel. WEPCO forecasts that retail electric demand, including 286 MW in new wholesale electric requirements, will grow from 5,627 MW in 2001 to 7,405 MW in 2010 and to 9,414 MW in 2020.5 Similarly, WEPCO expects that electric energy will grow from 31,364 GWH in 2001 to 38,940 GWH in 2010 and to 47,754 GWH in 2020. WEPCO’s base fuel price forecast increases natural gas prices using a 1.9 percent per year real escalation rate. To test the robustness of its modeling effort, WEPCO also examined various high and low sensitivities of its demand, energy, and fuel forecasts. WEPCO contends that its base EGEAS simulations and all sensitivities demonstrate conclusively that the two 545 MW units are needed in 2005 and 2008 to satisfy the reasonable needs of the public.

The Commission concurs. The various base forecasts WEPCO used in the EGEAS model are reasonable. With those input parameters, the EGEAS model results contained in the record conclusively show that the reasonable needs of the public for generating capacity and energy do require the construction of both PWGS units, with the first unit beginning commercial operation in 2005 and the second in 2008. Since construction of the second unit will not commence in 2003, it is reasonable to require that WEPCO file an electric demand and energy forecast and an updated EGEAS computer model simulation analysis, prior to the construction of the second PWGS unit. Upon doing so, the Commission will also set an appropriate start date for Unit 2.

[5]	This is a growth rate of 2.9 percent per year in total system demand, from 2002 to 2011. This growth rate includes 286 MW in new firm sales to non-native load wholesale customers. By comparison, WEPCO’s native load system alone is expected to grow 2.5 percent per year over the 2002 to 2011 period.

Competing proposals from independent power producers

In an earlier ruling on the applicants’ request for a declaratory ruling in this proceeding,6 the Commission declined the opportunity to mandate, for the purpose of its review in this proceeding, a formal request for proposal (RFP) process. The Commission reasoned that neither current law nor any administrative rule imposed this obligation to conduct a formal RFP process.

The Commission through past orders has placed the burden on the applicants to demonstrate how they would competitively evaluate their PTF proposal and several proposals that were offered in this proceeding, including those submitted in advance of hearing as well as those developed at the hearing. The Commission concluded that the applicant “maintain the burden of showing in the relevant future CPCN proceedings that the PTF projects are needed and cost effective. To do so, WEPCO will need to show a thorough, complete, and accurate evaluation of alternatives.7

The applicants and Commission staff conducted a rigorous analysis of the applicants’ proposal and the “lock box proposals” offered by wholesale merchant plant suppliers as each was modified during the course of this proceeding. Staff witnesses conducted comprehensive EGEAS modeling on various proposals with indicated adjustments. Moreover, the applicants’ analysis of the various proposals submitted as part of this proceeding and summarized as revised Exhibit A in the applicants’ brief demonstrates that the applicants conducted a thorough, complete and reasonably accurate evaluation of alternatives during the course of this proceeding.

In this docket the IPPs argued that WEC conducted an unfair process of reviewing their proposals, and that should have been utilitzed competitive bidding with an independent

[6]	In the Matter of Wisconsin Electric Power Company’s Request for Declaratory Ruling Approving a Proposed Plan to Increase Generation in Wisconsin, Docket 6630-DR-104 (October 17, 2001).

[7]	Id. at 5.

evaluator. The Commission does not accept this contention. The process served the interests of ratepayers, as can be seen by the fact that costs for all projects declined during the evaluation process. The Commission’s review process also allowed each bidder ample opportunity to advocate on behalf of its project via proposal submission and revision, testimony at both public and in camera hearings, and briefing. Regardless of how one may view WEC’s appraisal of the IPP proposals, the Commission is the ultimate independent evaluator and the Commission staff performed its own objective analysis. In making the above determinations, the Commission relied on this analysis in addition to that provided by WEC and the IPPs.

The Commission did not require WEC to use an RFP process or an independent evaluator, and WEC’s analysis of alternatives available through the market was sufficient. Whether a similar process will be reasonable in future generation construction dockets must be judged on a case-by-case basis.

The testimony and exhibits presented in this proceeding attest to a very competitive process that resulted in an exhaustive economic comparison of different generation alternatives. This process also produced what every competitive procurement process is supposed to do— lower costs to the ratepayers who will ultimately pay for the generation constructed as a result of this process. Accordingly, the Commission reasonably concludes that a complete and thorough evaluation of the applicants’ proposal and those submitted by wholesale merchant power suppliers was considered in this proceeding.

The Commission further deemed it necessary to establish a reasonable projection of costs for PWGS in order to establish a baseline figure to consider the various generation alternatives and to protect ratepayers from any cost overruns associated with the certificates sought in this proceeding. WEC estimated construction costs of $309.6 million (2001$) for Unit 1 and

$280.3 million (2001$) for Unit 2. Adjusting for inflation, in nominal dollar values these construction costs become $326.6 million and $316.0 million, respectively. In addition, WEC estimated variable operations and maintenance (O&M) costs for each PWGS unit would be $2.26/MWH (2001$) and fixed O&M costs would be $4.11/kW (2001$), assuming a 25-year lease.

Competing with PWGS as alternate means of meeting the reasonable needs of the public were five IPP projects. The first two, titled “Project C” and “Project D” in the record, originated from a request for proposals (RFP) that WEPCO conducted two years ago. In addition, three IPPs submitted competing proposals in February 2002, which they subsequently revised at hearing. Calpine Corporation proposed a 523 MW generating plant to be located in Fond du Lac; Mirant Americas proposed a 560 MW project at Plover; and PG&E National Energy Group proposed a 1,083 MW facility at Pleasant Prairie. Cost and engineering aspects of all five IPP proposals are confidential. Similar to the PWGS project, all the IPP projects involve the construction of combined cycle generating units.

Under Wis. Stat. § 196.491(3)(d)3, the Commission may only issue a CPCN if it finds that a project is in the public interest after considering “alternative sources of supply . . . individual hardships, engineering, economic, safety, reliability and environmental factors.” WEC’s projected cost values for the PWGS facility are reasonable estimates to use during comparative project evaluation. Since the construction cost estimates found in the competing IPP proposals are all fixed and not subject to subsequent revision, in order to compare the PWGS project against these alternatives, it is necessary to fix WEC’s specific construction cost estimates for the PWGS units at the proposed values.8 This means that the Facility Lease must include these figures, with no subsequent revisions.

With respect to the quantitative analysis, the overall cost projections of the projects are quite similar, especially when the comparison is confined to the PWGS project and the three IPP proposals submitted for evaluation during 2002. This is the relevant competitive group because the two other IPP projects from WEPCO’s 2000 RFP are too dated to be of value. Commission staff’s in-depth analysis, using the EGEAS model and adjustments to the EGEAS input data based on the record, shows that substituting one of these three IPP bids for the PWGS project causes the total cost of WEPCO’s generation resources (approximately $14 billion) to vary by only $50 million on a net present value basis. Commission staff’s cost analysis covers capacity and lease payments, fixed and variable O&M, and fuel expense over the life of the project.

The applicants’ lifecycle analysis showed a significant disparity between its PWGS project and the three IPP bids. The applicants’ analysis purported to show the quantitative benefits of it proposal by calculating the total annual costs of its project and the generation alternatives presented at hearing for each year of the analysis period and discounted those costs back to 2005 to provide a net present value analysis of the total cost for each alternative.

Any quantitative estimation of the project proposals by the Commission does not produce an optimal generation alternative. For example, the staff’s EGEAS analysis suggests that none of the projects stands out as necessarily the lowest cost for the ratepayers. The applicants’ life cycle analysis suggests that the PWGS proposal is either equivalent or superior to the three

[8]	In its project application WEC notes that the construction cost estimates are subject to change for force majeure events. This is reasonable. It is also reasonable to adjust the fixed costs of construction for inflation, escalating the cost values at no more than the general rate of overall gross domestic product (GDP) price inflation. Such inflation adjustments should be based on the PWGS project design and construction schedule, as specified in the project application, so that costs are inflated according to the year of scheduled incurrence.

generation alternatives when considering which project will provide the lowest cost for ratepayers.

For these reasons, qualitative factors are especially relevant. These factors support a conclusion that the PWGS project is in the public interest, Applying the quantitative and qualitative factors that are set forth in Wis. Stat. § 196.49l(3)(d)3 clearly support the conclusion that PWGS project is in the public interest. One advantage of the PWGS project is its use of an existing generation site, or brownfield, over a greenfield site. The PWGS proposal, as refined by negotiation with the Customer Groups, also includes certain provisions that hold ratepayers harmless, if transfer or assignment of the Facility Lease were to degrade WEPCO’s credit quality. Such provisions do have value to ratepayers if the project is transferred outside the holding company. Furthermore, a stand-alone generation company such as W.E. Power LLC could more easily be divested by WEC than generating assets that are held within WEPCO, should a future legislature split the generating plant assets away from utilities. In addition, the PWGS project is more likely to be financed on a timely basis than any of the IPP proposals. Recent events in the credit markets have seriously deteriorated the ability of IPPs to obtain needed financing, which raises an unacceptable electric system reliability risk were the Commission to pick an IPP project.

Finally, the enactment of the very law which permits this Commission to consider for the first time an application by a public utility to build generation through an affiliate suggests another major qualitative factors supporting the conclusion that the PWGS project is in the public interest. Wis. Stat. § 196.52(a). The legislative intent behind the leased generation statute is to provide an incentive for utility holding companies to continue providing generation services for the affiliate utility’s native load customers.

As the Commission recognized in its earlier order in this proceeding, the Legislature could very well have directed this Commission to no longer permit load serving entities such as WEPCO to construct base-load or intermediate load and direct that all their future needs be met through a formal competitive bidding process for resource acquisition that relied solely on wholesale merchant plant suppliers. The enactment of this new law permits the Commission to consider leased generation through a non-utility affiliate as a new way to ensure greater reliability in Wisconsin and deliver greater long-term price certainty to ratepayers at a time of unprecedented price volatility in wholesale energy markets across the country. The PWGS project furthers this legislative goal.

Effects on wholesale competition

Under Wis. Stat. § 196.49l(3)(d)7., the Commission may issue a CPCN for a proposed facility only if it “will not have a material adverse impact on competition in the relevant wholesale electric service market.” Such a determination requires an analysis of market power, which is the ability of a firm to charge prices for its product above what a competitive market would allow. Since WEPCO has turned over operational control of its transmission system to ATC, this analysis will focus only on horizontal market power issues associated with the construction and operation of the PWGS facility. Vertical market power issues associated with the combined operation of proposed facilities and the transmission system do not need review, given the existence of the Midwest Independent System Operator and its control over the ATC transmission system. The relevant wholesale electric service market is the area designated by the WUMS because this region is an electric “island system,” a limited market in which a large electric generating firm can obtain leverage over the prices paid for electricity.

Capacity and energy from the PWGS facility will be provided to WEPCO via the Facility Lease, at rates this Commission regulates through its review of the lease’s economic terms and conditions. This regulation prevents any material adverse impact on competition in WUMS. As the market power study conducted for the Commission in 2000 by Tabors, Caramanis and Associates found, fixed price contracts such as the proposed Facility Lease, mitigate market power. In addition, the Federal Energy Regulatory Commission only allows WEPCO to sell in WUMS at cost-based rates.

Wisconsin Public Service Corporation, MWIPS and several IPPs are also concerned that approval of the PWGS facility could have a material adverse impact on competition by preventing the development of a competitive wholesale generation sector and hindering further electric industry restructuring in Wisconsin. However, WEPCO plans to continue contracting for power with IPPs, obtaining up to 1,000 MW of capacity from these providers. Furthermore, a stand-alone generation company such as W.E. Power LLC could more easily be divested by WEC than generating assets that are held within WEPCO, should a future legislature split the generating plant assets away from utilities. For these reasons, the Commission finds that approval of the PWGS project will not create material adverse impacts on competition.

Lease financing and rate-based financing

In their resource planning, WEPCO considered both utility owned generation (i.e. traditional rate-based generation), procurement from wholesale merchant plant suppliers and leased generation financing. After reviewing these alternatives, WEPCO decided to pursue leased generation financing to fulfill their supply needs for 2005 and 2008.

One of the reasons a lease option needs to be pursued, according to WEC, is that WEPCO will not be allowed sufficient return on a traditional rate base investment to compensate investors for the risks associated with the plant. Although the rate-based option is clearly one feasible alternative based on the evidence presented in this case, the Commission concludes that leased generation financing is in the public interest.

The lease approach presents an innovative opportunity for procuring capacity and, as modified by this Final Decision, the terms of the leases WEC has offered are reasonable. The plant owner acts as a passive investor and the utility, which will operate and maintain the plant, remains a regulated entity under the Commission’s jurisdiction. This can provide ratepayers with protections similar to those afforded under a rate-based paradigm. Moreover, the changes the Commission has made to the lease arrangement, discussed infra, provide further protection to ratepayers during the term of this lease.

In addition, recent legislative changes in Wisconsin have fundamentally changed the regulatory landscape for utilities, their customers and regulators. Public utilities have an obligation to serve their customers and in this proceeding, the Commission needs to give WEPCO some flexibility in transacting for energy to meet those needs in a manner that results in low and stable rates for consumers. The Commission contends that the means to fulfill its mandate to ensure just and reasonable rates and reliable service includes leased generation financing. The Commission finds the inter-affiliate leased generation proposal is the most reasonable choice for this PWGS facility and provides certainty that consumers will have these needed facilities in 2005 and 2008.

Review of the proposed leases

The PTF leases are affiliated interest agreements under Wis. Stat. § 196.52(9). WEC proposed financing and operating each PWGS unit with a Facility Lease, a Ground Lease, and a Ground Sublease. Since WEC first submitted it as an exhibit on June 14, 2002, the Facility Lease evolved over the course of hearings. Both WEC and Customer Groups introduced numerous new versions of this lease into the record during continual negotiations. The final versions introduced during the hearings were Exhibit 223, as proposed by WEC, and Exhibit 230 from Customer Groups. After the hearings concluded, Customer Groups submitted even further refinements to the Facility Lease, including the results of more negotiations with WEC, as delayed Exhibit 250, and identified other areas where agreement had been reached in its initial brief. Finally, on November 26, 2002, WEC and Customer Groups proposed that the Commission extend its briefing schedule so they could provide a “brief supplement” indicating additional negotiated areas where each party was willing to withdraw from its position on particular issues. When no party objected to this request, the Commission granted the motion to extend the briefing schedule and accepted the brief supplement. This final negotiated version of the Facility Lease resolves most, but not all, of the areas of dispute between WEC and the Customer Groups.

For purposes of discussion in this Final Decision, the Facility Lease now before the Commission constitutes the version found in Exhibit 223 as modified by Exhibit 250, the agreed-upon changes identified in the Joint Initial Brief of the Customer Groups dated October 25, 2002, and the agreed-upon changes identified in the brief supplement dated November 26, 2002. In general, the Commission finds that the Facility Lease is reasonable but some changes to the Facility Lease are needed, to balance risk and responsibility properly between the parties to this contract. Some of these modifications to the Facility Lease are detailed in Appendix B of this Final Decision, and other modifications are discussed below.

During the course of hearings, no changes were made to the Ground Lease and Ground Sublease. They remain as submitted in the June 14, 2002, filing. As a result, both documents need to be modified to bring them into conformity with the Facility Lease that is being approved in this Final Decision. Necessary changes to the Ground Lease and Ground Sublease are also identified in Appendix B.

Because a leased generation contract is an affiliated interest transaction, under Wis. Stat. § 196.52(3)(a) the Commission may approve such a contract “only if it shall clearly appear and be established upon investigation that it is reasonable and consistent with the public interest.” This law grants the Commission continuing supervisory control over the terms and conditions of most affiliated interest contracts or arrangements, which means it can modify such agreements as needed to protect the public interest. Wis. Stat. § 196.52(9)(e), however, limits the Commission of this control over a leased generation contract unless the contract itself grants the Commission this authority, or unless the Commission specifically reserves continuing supervisory control in its order approving the contract. Therefore, the Commission’s jurisdiction over these PTF leases will be limited by the terms of the leases themselves and by this Final Decision.

Fixed financial terms

The Commission finds it reasonable to set the following financial terms of the Facility Lease:

1.	Rate of return

In its application, WEC included a 13.90 percent rate of return on equity in the Facility Lease payments. By negotiation with Customer Groups, this rate dropped to 12.90 percent with the proviso that, if WEC failed to construct the Elm Road Generating Station (ERGS) coal facilities within 72 months of PWGS construction, the return on equity would be reset to 12.15 percent.

The Commission will not prejudge matters relating to ERGS by tying a return on equity for the PWGS facility to the outcome of the ERGS proposal. However, the Commission does find reasonable a return on equity of 12.7 percent for the PWGS project. This return is within the broad range of estimated cost of capital found in the record. A 12.7 percent return will also provide the necessary financial incentive to construct needed new generating plants in Wisconsin, during a period of heightened investor uncertainty with respect to generation construction.

The 12.7 percent return on equity deemed reasonable here reflects the fact that PWGS LLC faces increased financial risk associated with this Commission’s decision to fix construction costs and to establish higher commercial delay damages of $100,000 per day. WEPCO’s current authorized return on equity for its rate-based assets of 12.2 percent reflects a blend of distribution and generation assets, and stand-alone generation assets ordinarily face larger business risk than distribution assets and therefore require a higher investor return on equity. On the other hand, a return on equity as high as that earned by a true wholesale merchant plant or an IPP is not needed because, under this lease and Wisconsin’s leased generation law, PWGS LLC will face less risk than these entities.

2.	Cost of debt

Included in lease payments under the Facility Lease, is an amount of debt cost deemed appropriate by an “Independent Financial Advisor,” based upon the cost of senior long-term debt for an entity with the credit rating of WEC. Presently, that rating is A- by Standard and Poors. The Facility Lease also allows for a call or refinancing of the debt, if this advisor finds it appropriate. Rather than relying on such an advisor to determine the cost of debt and the need for a call or refinancing, as the Facility Lease currently provides in Annex B to Schedule 7.1, it is reasonable to delete all references to the advisor and set the debt rate using published indices at the time during the construction process when long-term debt would ordinarily be required. Annex B to Schedule 7.1 of the Facility Lease must be revised accordingly and the definition of “Independent Financial Advisor” in Schedule 1.1 must be deleted. It is also reasonable to grant WEPCO the right to exercise a call or refinancing option in this portion of the lease.

3.	Capital structure

For purposes of establishing lease payments, the Facility Lease creates a capital structure of 55 percent common equity and 45 percent long-term debt—unless WEC fails to construct the ERGS coal facilities, in which case the appropriate capital structure would be reset to 53 percent common equity and 47 percent debt. For the reasons described above, the Commission must reject this attempt to tie together two separate CPCN projects. However, the Commission does find reasonable a Facility Lease capital structure of 53 percent common equity and 47 percent debt for the PWGS project, because current Standard and Poors credit rating guidelines indicate that the appropriate amount of debt to use is between 46 and 50 percent for a utility like WEPCO with an “A-type” credit rating and an above-average business position.

4.	Current return on construction work in progress (CWIP)

Under the Facility Lease, lease payments include a current return on CWIP, including pre-CPCN expenses. WIEG protests that such treatment should not be allowed for intergenerational equity reasons, because future ratepayers will not be paying their share of these costs even though they benefit from the project. Earning a current return on CWIP, however, is less costly to ratepayers on a net present value basis and for this reason the Commission finds these terms of the Facility Lease to be reasonable.

5.	Initial lease term

Wis. Stat. § 196.52(9)(b)9. declares that the term of a leased generation contract for a gas-fired generating plant must be 20 years or more. The initial term of the Facility Lease is 25 years. No party disagreed with this length of term, and the Commission finds it reasonable.

6.	Renewal rent terms

The Facility Lease grants WEPCO the right to renew the lease, upon its expiration, at lower rent rates. For the first renewal period, the lease payments are reduced to 50 percent of the original payments. For subsequent lease extensions, assuming such extensions can be made,9 the lease payments drop to 15 percent of the original rent. These terms provide sufficient ratepayer protection in terms of overall cost-effectiveness and are therefore reasonable.

7.	Delay damages

The Facility Lease sets damages payable for failure to meet the commercial operation date of $25,000/day (May to September) and $12,500/day (October to April), with a $10 million cap backed by a letter of credit. Customer Groups argues that these amounts are too low, and that more reasonable amounts are $100,000/day (year-round) with a $15 million cap backed by a

[9]	In order to be considered a “true” lease for tax purposes, the PWGS facility cannot be leased to WEPCO for more than 80 percent of its useful life. The Facility Lease provides that the length of any renewal period will be 80 percent of the then-estimated useful life of the PWGS facility, as determined by an independent evaluator.

letter of credit. Commission staff showed at hearing that the damages payable in recent utility power purchase agreements use figures higher than those found in the Facility Lease. To protect system reliability by discouraging commercial delay, it is reasonable to require that Schedule 3.3 of the Facility Lease be revised accordingly, substituting the figures proposed by Customer Groups. Chairperson Bie dissents, finding $65,000/day with a $12 million cap to be reasonable.

8.	Securitization of lease payments

The stream of rent payments that WEPCO will be making to PWGS LLC could be “securitized” by the lessor, i.e. sold for a lump sum that could either be used as a financing vehicle for other generation improvements or be passed up to the holding company as a special dividend. WEC contends that any such lease payment securitization would not harm the utility and need not be subject to Commission review or approval. Given the innovative and novel aspects of this lease, however, the Commission holds that it review and approve any such securitization in order to ensure that it not cause harm to the utility or its ratepayers.

9.	WEPCO credit quality degradation

WEC and Customer Groups negotiated restrictions on the transfer or assignment of the PWGS plant or Facility Lease and, to protect WEPCO’s credit quality from degradation, a “hold harmless” lease provision. This hold harmless provision would apply if a national rating agency downgrades the utility’s debt as a result of the transfer or assignment, or if the utility is required to issue equity to avoid such a downgrading of debt. The Commission finds these terms reasonable. Commissioner Mettner dissents in part, finding that the hold harmless provision should apply more broadly to cover situations where the existence of the lease itself causes a downgrade of WEPCO’s debt rating.

The Facility Lease does not include a mechanism for determining how and when compensation should be paid to WEPCO under the hold harmless clause. It is reasonable to require WEC to submit to the Commission for its review and approval, within 90 days of the date this Final Decision is signed, a proposed method of accomplishing the purpose of this clause.

10.	Events of total loss

Customer Groups proposed several changes, as shown in Exhibit 230, to the Facility Lease in situations where an “Event of Total Loss” occurs. Customer Groups recommended modifying § 5.5(c) so that, if the lessor elects to sell the plant to WEPCO during the construction phase because of an Event of Total Loss, the purchase price is then reduced by any loss proceeds and condemnation award. Customer Groups also proposed revising § 13.1(d), to specify the compensation paid to the lessor if an Event of Total Loss occurs during the lease term (the lessor will receive any loss proceeds and condemnation award, plus lease payments for six months) and to provide for continuation of the lease upon mutual agreement and the Commission’s approval. This modification removes the lessor’s sole discretion regarding continuation of the lease, limits WEPCO’s liability for lease payments after an Event of Total Loss to six months rather than the remaining term of the lease, and allows lease continuation with Commission approval. Customer Groups also recommended removing the provision in § 17.2(a) that treats an Event of Total Loss as a lessee default. These modifications provide proper protection to the utility and its ratepayers. It is therefore reasonable to require that the changes Customer Groups proposed to these sections of the Facility Lease, as shown in Exhibit 230, be made.

11.	Force majeure

Customer Groups alleges that the Facility Lease improperly assigns liability to WEPCO in events of force majeure and “excused” events.10 Under § 5.5 of the lease, a force majeure event that delays construction so that the project is not completed on time is considered a lessee event of default. Customer Groups recommend that force majeure events should not be considered any party’s fault, and that cost liability should be allocated both to the lessor and the lessee.

The assignment of responsibility for these events is ultimately an allocation of risk between WEPCO and PWGS LLC, which necessarily affects the ultimate return on equity becomes a part of rent payments and flows through the lease. The risk assignment in § 5.5 of the Facility Lease, coupled with the Commission’s determination concerning equity costs, is reasonable and need not be changed.

12.	Demolition and removal costs; new gas units

The Facility Lease states that the new gas generating units to be located on the site must be demolished and removed, and WEPCO is responsible for all costs associated with demolition and removal of these units. WEC maintains that costs incurred by the lessor for the lessee’s benefit should be recovered by the lessor through lease payments. Customer Groups did not argue against the recovery of these costs from the lessee, but did contest lease provisions regarding when recovery should start and by what method it should take place. It is reasonable that the collection of these demolition and removal costs not take place until the plant is completed. The Facility Lease also includes the demolition and removal costs in the principal amount to be recovered over the rental term as part of base rent, which means the lessor

[10]	Generally, Schedule 1.1 of the Facility Lease defines an “excused” event as the failure or delay of the lessee, or the transmission provider, to meet any conditions for commercial operation.

inappropriately realizes a return on these costs prior to their occurrence. The rent schedules must be revised to ensure that demolition and removal costs do not earn a return. In addition, it is reasonable to require that the demolition and removal costs be recovered over the initial term of the lease.

The Facility Lease as proposed would make WEPCO fully liable for demolition and removal costs, even if the lessor terminates the lease, retains ownership, and rents to another party. It is more reasonable to recover these costs from all the parties that may have benefited from the use of the facility. Requiring that the Facility Lease be changed so WEPCO is liable only for its pro rata share of demolition and removal costs is reasonable.

13.	Damage amounts

The Facility Lease provides that if the Lease Effective Date is not achieved due to a failure of WEPCO, the lessor can terminate the lease and sell the generating plant to WEPCO. As part of the purchase price, the utility would be required to pay a “Damages Amount” that constitutes 60 months of lost return on capital. It is reasonable to require that this amount, which is defined in Schedule 1.1, be reduced to 48 months.

Other terms and conditions

In addition to the financial terms specified above, the Commission makes the following findings:

1.	Third party beneficiaries

As proposed, § 22.8 of the Facility Lease states that none of the lease provisions is available for the benefit of third parties. WEC asserts that this section is necessary to avoid litigation by others who are not express parties to the lease, which could disrupt construction schedules or jeopardize the financial positions of the lessor and lessee. Customer Groups recommended that this restriction be removed and replaced with a statement that the lessee (WEPCO) is subject to the standard of prudence applicable to public utilities. Such a provision, according to Customer Groups, would make clear that WEPCO ratepayers also have an interest in full performance under the lease. Since the Commission’s authority to measure WEPCO’s actions under the standard of prudence is granted by law, not by the terms of this lease, the provision requested by Customer Groups is surplusage. The Commission finds that § 22.8 is reasonable without modification.

2.	Right of first refusal

Section 22.7(d) and Exhibit D, § 1.1 of the Facility Lease grant WEPCO a right of first refusal over any proposal by W.E. Power to transfer a controlling interest in PWGS LLC, and over any proposal by PWGS LLC to transfer its interest in the Facility Lease. If WEPCO exercises its right to purchase this interest, it must then pay to the proposed transferee its reasonable out of pocket costs (up to 5 percent of the proposed purchase price), plus a premium equal to one percent of the proposed purchase price (capped at $1 million). Such payments, which would have the perverse effect of increasing WEPCO’s purchase costs, are not in the public interest and it is reasonable to require that they be removed from the lease.

3.	Operating lease treatment in rate cases

At hearing WEPCO indicated that, in future rate cases, it would only seek operating lease treatment for its obligations under the PTF leases. The Commission finds this reasonable because, on a present value basis, operating lease treatment would be less costly to ratepayers than if the leases were accorded capital lease treatment for ratemaking purposes. It is therefore reasonable to require that WEPCO may not seek a higher authorized return on equity for its rate-based assets, or any other capital structure adjustments, related to credit quality degradation resulting from a lease’s classification as a capital, operating, or true tax lease.

4.	Accounting for costs; tracking mechanism

At hearing WEC acknowledged that, without proper tracking of accounts, WEPCO ratepayers could pay twice for certain costs that are built into WEPCO’s budget—once through utility rates, and again through lease payments. It is reasonable to require that WEPCO work with Commission staff to develop a tracking mechanism, and appropriate accounting practices, to prevent such a double collection of costs.

5.	Asset Purchase and Sales Agreement

WEC submitted an Asset Purchase and Sales Agreement that allows WEPCO to sell certain assets associated with the existing Port Washington generating coal units to PWGS LLC. After these coal units are retired and decommissioned, PWGS LLC can productively incorporate certain assets no longer deemed used and useful to the utility into the construction of its new generating facilities. The Agreement provides that these assets, which will be used to build a new plant for the benefit of the utility, will be transferred at book value and leased back at the same book value. This is reasonable and in the public interest.

6.	Conforming leases

This Final Decision makes numerous modifications to the PTF leases proposed by WEC. It is reasonable to require that WEC rewrite these leases for Unit 1 and Unit 2, making the changes specified herein (including all changes listed in Appendix B) and any further cross-reference or other corrections to the documents that are required to conform the leases to this Final Decision. It is reasonable to require that WEC return these final documents to the

Commission for review and approval, with the revisions highlighted, no later than 45 days after the date this Final Decision is signed.

7.	Statutory compliance

A leased generation contract must meet eleven separate conditions under Wis. Stat. § 196.52(9)(b), as well as requirements for land and property transfers under Wis. Stat. § 196.795(5)(k)3. The proposed leases and the Asset Purchase and Sale Agreement for PWGS Unit 1, as modified by this Final Decision, comply with these statutory requirements. The Commission also approves the modifications WEC proposes to convert these documents into a leased generation contract for PWGS Unit 2. Pursuant to Wis. Stat. § 196.52(9)(f), the Commission shall maintain jurisdiction to ensure that the construction of the PWGS facility is completed as provided in the leased generation contract.

The Commission retains continuing supervisory control only over the terms and conditions specified in this Order and in each Facility Lease, Ground Lease, Ground Sublease, and Asset Purchase and Sales Agreement. This is reasonable and in the public interest, to balance properly the parties’ risks and responsibilities, and to protect WEPCO’s ratepayers. In addition, any future changes to these leases, whether mutually agreed upon or otherwise, and any transfer or assignment of a lease or of the PWGS facility, must first receive Commission approval.

Siting the PWGS facility

WEC’s CPCN application characterizes the conversion of the existing Port Washington Power Plant to the PWGS facility as a “repowering.” The filing requirements under Wis. Admin. Code § PSC 111.53 are different for repowering projects. While Wis. Admin. Code

§ PSC 111.53(l)(e) requires that an ordinary CPCN application must include at least two proposed sites for a proposed generating facility, for a repowering project this requirement can be met with two plant configurations on the site of the existing generating facility. Wis. Admin. Code § PSC 111.53(2)(b)(2). The Commission’s rules do not define “repowering,” but those of both DNR and the U.S. Environmental Protection Agency do. See Wis. Admin. Code § NR 405.02(25m) and 40 CFR 72.2. Because the PWGS proposal to replace existing coal-fired units with gas-fired, combined cycle generating plants fits within these rules, it is reasonable to conclude that this project would be a repowering and the CPCN application complies with the Commission’s rules regarding proper siting information.

Reuse of the existing Port Washington Power Plant site would allow the PWGS facility to be located on and near areas supporting the existing power plant and would limit construction impacts to lands that were previously disturbed. WEC proposes to use once-through, open-cycle cooling, which would improve the efficiency of the plant. WEC’s preferred plant configuration maximizes the reuse of the existing infrastructure, including the electrical substation and its tie into the transmission system, and the cooling water intake and discharge facilities. Aesthetically, it would also allow part of the plant to continue to look much as it does today because WEC proposes to maintain the exterior red brick facade of the west and north walls. The primary reasons WEC prefers this layout are lower cost and ease of construction. If the alternative layout were to be used, it would be necessary to retire all the units of the existing power plant before construction could begin.

Air emissions would change at the Port Washington site as a result of the proposed project. Nitrogen oxides (NOx ), sulfur dioxide (SO2), mercury, sulfuric acid, fluoride, and lead emissions would all decrease. The decrease in NOx and SO2 would be dramatic. On the other hand, emissions of carbon monoxide (CO), particulates, and volatile organic compounds (VOC) would increase. Because of required VOC offsets, regional emissions of VOC would decrease. Reductions in SO2, sulfuric acid, and NOx emissions would decrease the amount of acid rain caused by the plant. These changes would occur while electric generation is roughly tripled at the site. For the categories of emissions for which there would be an increase, air quality would decline, but not enough to violate state emission standards.

The existing power plant’s coal dock would be retired as part of the project. Elimination of the coal pile would be a significant environmental improvement by removing a pollutant source that contributes coal dust and dissolved metals to the runoff and wastewater discharge. Because the coal dock is located on filled lakebed that must be returned to public use, WEC would need to continue coordination with the state of Wisconsin and city of Port Washington to determine the ultimate use and disposition of the dock.

The new power plant could use cooling water at a rate 25 percent greater than the existing plant. Nevertheless, environmental impacts on Lake Michigan due to cooling water discharge may not change significantly. Significant numbers of DNR-stocked trout and salmon are currently impinged by the existing water intake, which is not best available technology and would need to be modified. The plant is currently authorized to discharge under the terms and conditions of a Wisconsin Pollution Discharge Elimination System Permit that expires on June 30, 2005. This wastewater discharge permit would need to be changed to accommodate new water quality standards for temperature and modifications to the water intake structure to reduce fish impingement and entrainment.

The Port Washington Power Plant’s existing north stack has had a peregrine falcon nest box in place for almost a decade. A pair of state endangered peregrine falcons (Falco peregrinus) successfully fledged young the last three years. Removal of the nest while falcons are nesting could result in adult abandonment of the nest and subsequent failure of the eggs or nestlings to survive. In order to avoid a take of peregrine falcons or their young, the nest box should not be disturbed while the falcons are nesting or while their young are present. WEC plans to work with staff from the DNR Bureau of Endangered Resources and the Milwaukee Public Museum to develop a plan to relocate the nest box, without harming the falcons.

Suitable habitat may be present for forked aster (Aster furcatus, a federal species of concern and a state threatened species) along the creek on the western edge of the power plant property. Conducting a survey of the creek corridor between mid-August and late September would determine if the plant is present and any likely impact to this species.

In its application, WEC provided the Commission with data describing the ambient sound levels in the area of the project, in accordance with the Commission’s “Measurement Protocol for Sound and Vibration Assessment of Proposed and Existing Electric Power Plants.” This protocol requires that an applicant repeat these measurements after the project is completed. It is reasonable to require that WEC perform these measurements after the PWGS facility is fully operational, studying the sound and vibration levels when all units are running at full capacity and when all units are off, and that WEC report these post-construction measurements to the Commission as quickly as practicable.

The city of Port Washington has negotiated with WEC a development agreement and a conditional use grant to substantially mitigate local concerns about the proposed power plant. These concerns include the use of air emission offsets, noise, traffic, security, financial impacts to water and wastewater utilities, and the public use of excess lands. Construction of the plant at the proposed site would not interfere with orderly land use and development. However, if the proposed power plant were not built, the city contends that the existing power plant site could be redeveloped with a mix of single-family homes, condominiums, and commercial development that would benefit the city. In the development agreement, WEC agreed to pay the city $500,000/year over the life of the Facility Lease to compensate it for community impacts. The city argued that the approximately $750,000 in annual shared revenue payments it would receive because of the PWGS project is not adequate compensation for all of these impacts, and that these payments face an uncertain future. The development agreement conditions these payments upon the Commission’s willingness to allow WEPCO to recover these costs through rates.

Mitigation payments such as these constitute a transfer of funds from WEPCO’s ratepayers, throughout its service territory, to a particular municipality’s property taxpayers. Although the state Legislature authorized similar payments recently for the construction of high-voltage transmission lines in 1999 Wis. Act 9, it made no such provision for generating plants. The shared revenue program remains the Legislature’s sole approved compensation for the impact of locating an electric generating plant within a municipality; resolving concerns about the adequacy of this program is outside the scope of the Commission’s authority. In addition, absent specific legislative direction, the Commission finds that imposing upon ratepayers the costs of a mitigation payment to supplement shared revenue is not reasonable. Chairperson Bie dissents in part, finding that such payments are a reasonable incentive for communities who host such facilities.

Siting the natural gas line

Under state law, the Commission may refuse to issue a Certificate of Authority for a project that would do any of the following:

1. Substantially impair the efficiency of the service of the public utility.

2. Provide facilities unreasonably in excess of the probable future requirements.

3. When placed in operation, add to the cost of service without proportionately increasing the value or available quantity of service unless the public utility waives consideration by the commission, in the fixation of rates, of such consequent increase of cost of service.

Wis. Stat. § 196.49(3)(b). The record demonstrates that WGC’s proposed gas pipeline project is necessary to provide natural gas service to the PWGS facility and to reinforce WGC’s existing natural gas distribution system in the Port Washington area. WGC has shown that its estimated cost of $24.5 million is reasonable. The Commission therefore finds that the project complies with Wis. Stat. § 196.49 because it will not impair the efficiency of WGC’s service, will not provide facilities that exceed probable future requirements, and will proportionately increase the value and quantity of WGC’s service.

WGC divided the proposed natural gas pipeline routes into segments, and developed alternate routes for the segments between nodes A and E, F and I, and M and O. WGC proposed a single gas pipeline route between nodes E and F, I and M, and O and P.

In order to minimize potential total impacts to wetlands and forests between nodes A and E, a gas pipeline route consisting of segments A to Al, Al to Bl, Bl to Cl, Cl to Dl, Dl to D, and D to E is reasonable. For the remainder of the route, the record demonstrates that the best overall balance of land use, environmental, and ease of construction considerations is the proposed route between nodes E and F, route Option 1 between nodes F and I, the proposed route between nodes I and M, route Option 2 between nodes M and O, and the proposed route between nodes O and P.

WGC requests that any Commission authorization for the proposed natural gas pipeline grant some flexibility to modify the final location of the pipeline without further Commission approval, to accommodate environmental factors and landowner concerns. Since most of the natural gas pipeline route overlaps existing electric transmission line ROW, it is reasonable to allow WGC to relocate the pipeline up to 100 feet from the reference centerline of the approved route, if the change does not cross wetlands or affect any other sensitive resources. WGC may also move the pipeline more than 100 feet from the reference centerline, if the pipeline remains entirely within the same landowner’s property, if the landowner grants written permission, and if the change does not cross wetlands or affect any other sensitive resources. If WGC seeks to make any other modifications to the approved route, it is reasonable to require that the utility receive the written, advance approval of the Natural Gas Division Administrator, and that it first demonstrate that the proposed modifications are consistent with this Final Decision.

At the close of hearing, WGC had not completed its on-site field surveys for some threatened or endangered species and species of special concern. While WGC’s preliminary field survey results for the endangered Hine’s emerald dragonfly (somatocholra hineana) indicated that this species is not present along the natural gas pipeline routes, DNR Bureau of Endangered Resources did not have the opportunity to review the results of that survey work. Other surveys for various rare species that may inhabit the general project area were also still occurring. As a result, WGC is willing to defer construction of its project until the Bureau confirms that the Hine’s emerald dragonfly, swamp metalmark butterfly (calephelis mutica), and other endangered or threatened species and species of special concern are not present along the approved route, or until the Bureau concludes that the project, with any appropriate mitigation measures, would not harm any of these species. WGC is also willing to secure the

Commission’s approval if the identified mitigation measures would result in a material change to the gas pipeline project, before WGC begins physical construction of the modified project. It is reasonable to incorporate these conditions to ensure the protection of rare species. With these conditions, the approved route for the project would not have undue adverse impacts on the human or natural environments.

Transmission construction

ATC owns and operates the transmission facilities serving the Port Washington Power Plant and would be responsible for providing interconnection and transmission service to the PWGS facility. Five 138 kV circuits currently transmit power from Port Washington Substation to Saukville Substation (Ozaukee County) and Range Line Substation (Milwaukee County). ATC conducted an interconnection study to examine the effects on the existing transmission system of adding new generation at Port Washington. In addition, ATC conducted a transmission service study for delivering 1,200 MW from the PWGS plant to WEPCO’s control area. Based on its interconnection and the transmission service studies, ATC identified the transmission upgrades proposed in its application.

ATC describes these upgrades as “Phase 1” transmission improvements, which would be sufficient to support both PWGS units. ATC estimates that these improvements will cost $24 million and is seeking a Certificate of Authority to proceed with construction. It plans to commence construction of the Phase 1 improvements in October 2003, and to complete its work by May 2005. The Phase 1 transmission upgrades are detailed below:

Rebuild the double circuit, 138 kV overhead transmission line (circuits KK742 and KK752) from Port Washington Substation to Saukville Substation. This line is 4.8 miles long and uses lattice towers. It would be rebuilt on the existing ROW using larger 1033.5 kcmil ACSR conductors in place of the present 300 AWG copper conductors. The lattice tower structures would be replaced with direct-embedded, double circuit steel poles near the existing structure locations.

Rebuild the single circuit, 138 kV overhead transmission line (circuit KK762) from Port Washington Substation to Saukville Substation. This line is 4.7 miles long and uses H-frame structures. It would be rebuilt on the existing ROW using larger 1033.5 kcmil ACSR conductors in place of the present 300 AWG copper conductors. The H-frame structures would be replaced with stronger H-frame structures near the existing structure locations.

Rebuild the double circuit, 138 kV overhead transmission line (circuits KK751 and KK761) from Port Washington Substation to the Range Line Substation. The existing line is 21.2 miles long and uses lattice towers. The existing 477 ACSR conductors would be replaced with 795 kcmil ACSR conductors. The lattice tower structures would be replaced with direct-embedded, double circuit steel poles.

Replace seven 138 kV circuit breakers and disconnect switches at Port Washington Substation.

Make other improvements, including reinforcing the dead-end structures at Port Washington, Saukville, and Range Line Substations; installing new protective relaying at Port Washington, Saukville, and Range Line Substations; and replacing minor thermal limiters at Port Washington, Saukville, and Range Line Substations.

W.E. Power would pay for the facilities connecting the generator circuit breaker and ATC’s 138 kV substation bus, which it would turn over to ATC upon commercial operation and the initiation of transmission service. W.E. Power would also pay for the cost of the required interconnection system upgrades. ATC would compensate W.E. Power for the actual reasonable cost of the interconnection system upgrades, plus interest, upon commercial operation of the power plant. ATC would install and own the transmission system upgrades required to provide the transmission service needed by the PWGS facility.

The record demonstrates that the transmission upgrades are necessary to maintain the efficiency of ATC’s service, and that the facilities are reasonably necessary when considering ATC’s probable future requirement. The cost of these facilities, as identified by ATC, is proportionately related to the service improvement that they will provide. The Commission therefore finds that the public convenience and necessity require construction of ATC’s interconnection and transmission upgrades, as detailed in its application, and that its project is in the public interest.

The lines to be rebuilt cross numerous wetlands and streams without mitigation or construction protocols, work in wetlands can cause damage to the wetland structure and subsurface water flow, and introduce invasive species. The probability of these impacts occurring could be reduced through such measures as performing construction at times when wetlands are dry or frozen; using alternative, off-ROW routes to access construction sites; using low ground-pressure construction equipment; using timber mats; and thorough cleaning of construction equipment to remove invasive plant seeds and stems prior to entering wetlands.

Purple loosestrife (Lythrum salicaria), an invasive, non-native weed, may be introduced to a wetland by seeds or plant parts carried by construction equipment that has been used in an infested area. Once introduced to a wetland, purple loosestrife spreads rapidly, crowding out native vegetation. Purple loosestrife has little value for wildlife in providing food or cover.

To help avoid spreading purple loosestrife, construction machinery should be cleaned before beginning work on a project and after working in infested wetland areas. Because it is possible that cleaning may miss some plant seeds or parts, post-construction inspection of wetlands in the ROW is essential to locate any new infestations. Inspections in the years immediately following construction would make possible the early identification and removal of new infestations, when this work can be most easily accomplished. These inspections and removals must continue for several years to eradicate any infestations resulting from construction. DNR can provide guidance on the identification and removal of purple loosestrife.

Habitat within the transmission line ROW is currently significantly disturbed, as the linear corridor traverses light industrial, residential, cropland, pasture, and regularly maintained upland and wetland areas. The habitat within the transmission line upgrade corridors is generally unsuitable for the rare plant and animal species listed for the area. However, two plant species, slender sedge (Carex gracilescens) and Indian cucumber root (Medeola virginiana), both state species of special concern known to occur in Milwaukee County, have been found within or at the edge of the transmission line ROW. No other rare, threatened, or endangered species that could be disturbed by the transmission work were observed within the transmission line ROW.

Butler’s garter snake (Thamnophis butleri), a state threatened species, may occur in the vicinity of the proposed transmission projects. This species prefers wet-mesic prairies, marshes, and adjacent grassy and vacant areas and is likely to occur in the project corridor. Impacts to this species can be avoided by restricting construction during times of the year when the snake is active. If this is not possible, an Incidental Take Authorization would be needed from the DNR before the project could proceed. ATC will need to coordinate with DNR Bureau of Endangered Resources, to minimize impacts to the snake.

The proposed transmission line work would not impact any historic buildings or structures. Along the length of the transmission line rebuilds are several known archeological sites, including burial sites and Native American village sites. The Wisconsin State Historical Society (WSHS) recommends that a qualified archeologist monitor construction work adjacent to one archeological site, to prevent any disturbance to previously unidentified burial sites during construction. Federal permits are required for the project, and Section 106 of the National Historic Preservation Act may require a pre-construction archeological field survey of all areas to be disturbed by the project.

Approximately 11 linear miles of cropland and pasture are crossed by the lines to be rebuilt. Primary crops raised in the area include corn, oats, soybeans, alfalfa, and other row crops. The potential agricultural impacts that could result from the project include land removed from production due to the specific placement of relocated transmission line structures, soil compaction, and impacts to efficient tillage due to line placement. Relocated transmission line structures could create areas that are difficult or impossible to cultivate, or affect drain tiles and surface drains. Replacing lattice tower structures with single-pole structures would reduce the amount of untillable land around the base of each structure.

Construction work in farm fields can compact soils, damaging crops and drainage tile. Soil compaction reduces crop yields and may take years to be reversed through natural processes. ATC has stated that, if made aware of the presence of drainage tile, it would attempt to avoid those locations and would repair any tile it does damage. The probability of farmland impacts occurring could also be reduced through such measures as performing construction at times when soils are frozen or not saturated; using alternative, off-ROW routes to access construction sites; using low ground-pressure construction equipment; using deep soil aeration following construction to reduce soil compaction; and providing compensation to property owners for crop damage and loss of production.

Environmental assessment

The proposed facilities have been reviewed by the Commission for environmental impact. The PWGS facility and the gas pipeline are Type II actions under Wis. Admin. Code § PSC 4.10(2), and the transmission improvements are a Type III action under Wis. Admin. Code § PSC 4.10(3). An environmental assessment was prepared to determine if an environmental impact statement would be necessary under Wis. Stat. §1.11. No significant environmental impacts are likely. Therefore, an environmental impact statement is not required.

Certificate of Public Convenience and Necessity

PWGS LLC may commence construction of the 1,090 MW PWGS facility, Units 1 and 2, as described in WEC’s project application and modified by this Final Decision, at an estimated cost of $326.6 million for Unit 1, and $316 million for Unit 2 (nominal dollars).

Certificates of Authority

WGC may commence construction of the connecting natural gas main to serve the PWGS facility and to reinforce WGC’s existing distribution system in the Port Washington area, as described in WGC’s project application and modified by this Final Decision, at an estimated cost of $24.5 million.

ATC may commence reconstruction of the three 138 kV transmission lines and install necessary improvements at Port Washington, Saukville, and Range Line Substations needed to deliver power from PWGS to WEPCO’s control area, as described in ATC’s project application and modified by this Final Decision, at an estimated cost of $24 million.

Order

PWGS generating plants

1. PWGS LLC may construct the PWGS facility at the existing Port Washington Power Plant site. The approved plant configuration is the layout preferred by WEC, reusing two walls of the existing plant and placing the plant parallel to the Lake Michigan shoreline. PWGS

LLC shall construct the project in conformance with the design and construction schedule specified in its application and subject to the conditions specified in this Final Decision.

2. PWGS LLC shall commence construction of Unit 1 within 12 months after receiving all necessary federal, state and local permits and approvals. Before commencing construction of Unit 2, PWGS LLC shall file an updated demand and energy forecast and updated EGEAS computer modeling with the Commission.

3. PWGS LLC may not disturb the peregrine falcon nesting box at the Port Washington Power Plant while the falcons are nesting or while their young are present. PWGS LLC shall consult with staff from DNR Bureau of Endangered Resources and the Milwaukee Public Museum and take the measures these entities recommend to relocate the nesting box without harming the falcons.

4. PWGS LLC shall conduct a survey of the creek corridor on the Port Washington site to determine if the forked aster is present and if there is a potential for impacts to this species. If present, PWGS LLC shall consult with DNR Bureau of Endangered Resources and take the measures it recommends to minimize impacts to the forked aster.

5. Within three months of the date when Unit 2 is fully operational, PWGS LLC shall repeat the noise measurements that it took before project approval, shall measure the maximum noise generated at the site with all units on, and shall measure the noise at the site with all units off. PWGS LLC shall report its findings to the Commission, using the same format as its pre-approval noise studies.

6. PWGS LLC shall provide documentation to the Commission of all work with individuals who raise concerns about noise, interference with radio or television reception, or fogging and icing, and of the resolution of those concerns.

Leased generation contracts

7. The Facility Lease for Unit 1 shall use a construction cost of $309.6 million (2001$) and, for Unit 2, of $280.3 million (2001$). Each Facility Lease shall allow these construction cost values to escalate at no more than the general rate of the overall GDP price inflation.

8. Neither WEC nor any of its affiliates may securitize the lease payment stream under the Facility Lease without the Commission’s prior review and approval.

9. Within 90 days after the date this Final Decision is signed, WEC shall submit to the Commission for its review and approval a proposed method that holds WEPCO harmless if a transfer or assignment of the PWGS facility or of the Facility Lease causes a national rating agency to downgrade the utility’s debt rating, or causes the utility to issue equity to prevent such a downgrade.

10. WEPCO shall treat each Facility Lease, Ground Lease, and Ground Sublease approved in this docket as operating leases for ratemaking purposes. In future rate cases, WEPCO may not seek a higher authorized return on equity for its rate-based assets, or any other capital structure adjustments, related to credit quality degradation resulting from a lease’s classification as a capital, operating, or true tax lease.

11. No future changes may be made to a Facility Lease, Ground Lease, Ground Sublease, or Asset Purchase and Sale Agreement approved in this docket, whether mutually agreed upon or otherwise, without first receiving the Commission’s review and approval. No interest in any of these leases or agreements or in the PWGS facility may be transferred or assigned, without first receiving the Commission’s review and approval.

12. WEPCO shall work with Commission staff to develop a tracking mechanism, and appropriate accounting practices, that prevents a double collection of costs from ratepayers through utility rates and lease payments.

13. WEC shall revise the Facility Lease, Ground Lease, and Ground Sublease for Unit 1 and for Unit 2, reflecting each of the lease modifications approved in this Final Decision. Within 45 days after the date this Final Decision is signed, WEC shall submit these revised leases to the Commission for its review and approval, with the revisions highlighted.

14. All books and records underlying any transaction made pursuant to a Facility Lease, Ground Lease, Ground Sublease, or Asset Purchase and Sale Agreement shall be made available to the Commission upon request.

15. WEPCO shall submit all accounting entries associated with the Asset Purchase and Sale Agreement to the Commission within 60 days of the completion of the transaction.

16. The Commission retains limited continuing jurisdiction over those terms and conditions expressly set forth in each lease approved by the Commission and set forth in this Final Decision.

WGC pipeline

17. WGC may construct a high-pressure steel natural gas pipeline to serve the PWGS facility and to reinforce WGC’s existing distribution system in the Port Washington area. WGC shall construct the project in conformance with the design specified in its application and subject to the conditions specified in this Final Decision. The approved route for this pipeline is as described in this Final Decision.

18. WGC may not begin construction of the gas pipeline until the DNR Bureau of Endangered Resources confirms that the Hine’s emerald dragonfly, swamp metalmark butterfly, and other endangered or threatened species and species of special concern are not present along the approved route, or until the Bureau concludes that the project, with any appropriate mitigation measures it specifies, will not harm any of these species. WGC may not begin physical construction of the modified project without first securing the Commission’s approval, if the identified mitigation measures would result in a material change to the natural gas pipeline project.

19. Within 60 days of the date when this Final Decision is signed, WGC shall file with the Commission a set of maps that depict the reference centerline for the approved route.

20. WGC may, without further Commission approval, relocate the pipeline up to 100 feet from the reference centerline of the approved route, if the change does not cross wetlands or affect any other sensitive resources. WGC may also move the pipeline more than 100 feet from the reference centerline without further Commission approval, if the pipeline remains entirely within the same landowner’s property, if the landowner grants written permission, and if the change does not cross wetlands or affect any other sensitive resources. WGC may not make any other modifications to the approved route without receiving the written, advance approval of the Natural Gas Division Administrator, after first demonstrating that the proposed modifications are consistent with this Final Decision.

21. WGC shall promptly notify Commission staff of any substantial scope or design modifications in the approved facilities. If the estimated cost of WGC’s project exceeds the amount specified in the Certificate of Authority by more than 10 percent, the utility shall promptly notify Commission staff.

ATC transmission improvements

22. ATC may reconstruct its existing three 138 kV transmission lines and install necessary improvements at Port Washington, Saukville, and Range Line Substations, to connect the PWGS facility to the transmission system and to accommodate the delivery of its power to WEPCO’s control area. ATC shall construct this project in conformance with the design specified in its application and subject to the conditions specified in this Final Decision.

23. ATC shall promptly inform Commission staff of any substantial scope or design modifications in the approved facilities. If the estimated cost of reconstructing the three 138 kV transmission lines and upgrades at Port Washington, Saukville, and Range Line Substations exceeds the amounts specified in the Certificate of Authority by more than 10 percent, the utility shall promptly notify Commission staff.

24. ATC shall ensure that all construction equipment is clean of purple loosestrife before beginning work on the project. ATC shall inspect wetlands within the ROW of the transmission lines to be rebuilt for this project for the presence of purple loosestrife, prior to beginning construction. In areas where purple loosestrife is present, all construction equipment shall be cleaned after completing construction but before leaving the site. All portions of the route passing through previously uninfested areas of wetlands shall be inspected for the presence of loosestrife for five growing seasons following construction. ATC shall remove new infestations of the plant using methods recommended by DNR. Inspections and plant removal shall occur in June or July, prior to seed dispersal, and ATC shall provide written documentation of its inspection and removal activities. This documentation, describing the results of such activities and the dates on which they took place, shall be submitted to the Commission within 90 days of undertaking these activities.

25. ATC shall, where feasible, relocate transmission line structures that are currently found in wetlands to upland locations within the existing ROW.

26. ATC shall use other appropriate measures, including those described in this Final Decision, to minimize wetland impacts.

27. ATC shall use other appropriate measures, including those described in this Final Decision, to minimize impacts to croplands.

28. ATC shall consult with DNR Bureau of Endangered Resources and take the measures it recommends to minimize impacts to the slender sedge and Indian cucumber root wherever it is located within or at the edge of the ROW of the transmission line rebuilds.

29. If it is not possible to restrict work in the habitat of the Butler’s garter snake to periods when the snake is not active, ATC shall consult with DNR Bureau of Endangered Resources and take the measures it recommends to minimize impacts to the snake.

30. ATC shall have a qualified archeologist monitor construction work adjacent to the identified archeological site along the Port Washington-Range Line rebuild to ensure that any previously unidentified burial sites are not disturbed during construction. If archeological materials or human remains are found during the construction of the plant, electric transmission line, or natural gas facilities, the company performing the work shall stop construction immediately and notify WSHS and the Commission for further direction. Each company engaged in construction activities shall follow WSHS’s directives to mitigate adverse impacts to any discovered archeological sites.

General requirements

31. PWGS LLC, WGC, and ATC shall each notify the Commission within five working days of the date when it commences construction. PWGS LLC, WGC, and ATC shall each notify the Commission, in writing, within 24 hours of any decision not to proceed with any of the approved projects or to enter into any partnership or other arrangement with another entity with respect to the project.

32. PWGS LLC, WGC, and ATC shall each submit quarterly progress reports to the Commission that summarize the status of construction, the status of ROW acquisition, the status of environmental control activities, and the overall percent of physical completion. Each report shall include a summary of consultations with DNR and other agencies concerning the issuance of permits. The reports shall list dates, names, and the results of each contact and the company’s progress in implementing prescribed environmental protection or control standards. PWGS LLC’s first report is due for the quarter ending March 2003; Wisconsin Gas Company’s first report is due for the quarter ending March 2003; and ATC’s first report is due for the quarter ending December 2003. The reports shall be filed within 31 days after the end of each quarter and shall continue until the certificate holder’s project is fully operational.

33. PWGS LLC, WGC, and ATC shall each provide the Commission with copies of all final executed agreements related to the construction, operation, or ownership of the project when they are obtained.

34. Upon completion of construction, the certificate holder shall file with the Commission a complete report of the final costs segregated by plant account and shall explain any variances between the authorized and actual costs.

35. This Final Decision takes effect on the day after it is mailed. The CPCN for the PWGS facility takes effect when the DNR issues all permits and approvals that it identified, pursuant to Wis. Stat. § 196.491(3)(a)3.a., as being required prior to construction of the facility.

Dated at Madison, Wisconsin, December 20, 2002

By the Commission:

/s/ LYNDA L. DORR
Lynda L. Dorr
Secretary to the Commission

See attached Notice of Appeal Rights

Notice of Appeal Rights

Notice is hereby given that a person aggrieved by the foregoing decision has the right to file a petition for judicial review as provided in Wis. Stat. § 227.53. The petition must be filed within 30 days after the date of mailing of this decision. That date is shown on the first page. If there is no date on the first page, the date of mailing is shown immediately above the signature line. The Public Service Commission of Wisconsin must be named as respondent in the petition for judicial review.

Notice is further given that, if the foregoing decision is an order following a proceeding which is a contested case as defined in Wis. Stat. § 227.01(3), a person aggrieved by the order has the further right to file one petition for rehearing as provided in Wis. Stat. § 227.49. The petition must be filed within 20 days of the date of mailing of this decision.

If this decision is an order after rehearing, a person aggrieved who wishes to appeal must seek judicial review rather than rehearing. A second petition for rehearing is not an option.

This general notice is for the purpose of ensuring compliance with Wis. Stat. § 227.48(2), and does not constitute a conclusion or admission that any particular party or person is necessarily aggrieved or that any particular decision or order is final or judicially reviewable.

Revised 9/28/98

APPENDIX A

(CONTESTED)

In order to comply with Wis. Stat. § 227.47, the following parties who appeared before the agency are considered parties for purposes of review under Wis. Stat. § 227.53.

Public Service Commission of Wisconsin (Not a party but must be served) 610 N. Whitney Way P.O. Box 7854 Madison, WI 53707-7854

WE ENERGIES (WISCONSIN ELECTRIC POWER COMPANY)

By
Mr. Larry J. Martin, Attorney
Quarles & Brady 411 East Wisconsin Avenue Milwaukee, WI 53202

AMERICAN TRANSMISSION CO., LLC

By
Mr. Dan L. Sanford
N19 W23993 Ridgeview Parkway West P.O. Box 47 Waukesha, WI 53187-0047

BADGER GENERATING COMPANY, LLC

By
Mr. Bradley D. Jackson, Attorney
Foley & Lardner 150 East Gilman Street PO Box 1497 Madison, WI 53701

CALPINE CORPORATION

By
Mr. Peter L. Gardon, Attorney
Reinhart, Boerner, Van Deuren, S.C. PO Box 2018 Madison, WI 53701-2018

CITY OF OAK CREEK

By
Mr. Paul G. Kent, Attorney
Davis & Kuelthau, S.C. Ten East Doty Street, Suite 600 P.O. Box 1068 Madison, WI 53701-1068

CITY OF PORT WASHINGTON

By
Mr. Paul G. Kent, Attorney
Mr. Michael A. Dodge, Attorney
Davis & Kuelthau, S.C. Ten East Doty, Suite 600, P.O. Box 1068 Madison, WI 53701-1068

CITIZENS’ UTILITY BOARD

By
Mr. George Edgar, Attorney
c/o WECC, Third Floor 211 South Paterson Street Madison, WI 53703

CITIZENS FOR RESPONSIBLE POWER

By
Mr. Daniel P. Bach, Attorney
Mr. Steve Bulik, Director
PO Box 044333 Racine, WI 53404-7006

CUSTOMERS FIRST! COALITION

By
Mr. Lee Cullen, Attorney
Cullen, Weston, Pines & Bach LLP 122 West Washington Avenue, Suite 900 Madison, WI 53703

DAIRYLAND POWER COOPERATIVE

By
Mr. Jeffrey L. Landsman, Attorney
Wheeler, Van Sickle & Anderson, S.C. 25 West Main Street, Suite 801 Madison, WI 53703

INTERNATIONAL BROTHERHOOD OF ELECTRIC WORKERS, LOCAL 2150

By
Mr. Forrest Ceel
Local Union 2150, IBEW N8 W22520 Johnson Drive, Unit H Waukesha, WI 53186

INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS, LOCAL 2304

By
Mr. David A. Poklinkoski
President & Business Manager IBEW Local 2304 1602 South Park Street, Room 104 Madison, WI 53715

INTERNATIONAL UNION OF OPERATING ENGINEERS, LOCAL 317

By
Mr. Wayne Merkovich
Local 317 President 3152 South 27th Street Milwaukee, WI 53215

S.C. JOHNSON & SON, INC.

By
Mr. Carl A. Sinderbrand, Attorney
Wickwire Gavin, P.C. 22 East Mifflin Street, Suite 800 P.O. Box 1683 Madison, WI 53701-1683

MADISON GAS AND ELECTRIC COMPANY

By
Mr. Richard K. Nordeng, Attorney
Stafford Rosenbaum LLP 3 South Pinckney Street, Suite 1000 P.O. Box 1784 Madison, WI 53701-1784

MIDWEST INDEPENDENT POWER SUPPLIERS, INC. NFP

By
Ms. Catherine J. Furay, Attorney
2 East Mifflin Street, Suite 800, PO Box 2038 Madison, WI 53701-2038

MIRANT AMERICAS, INC. MIRANT AMERICAS ENERGY MARKETING, LP

By
Mr. Dennis P. Birke
DeWitt, Ross & Stevens, S.C. 2 East Mifflin Street, Suite 600 Madison, WI 53703

MUNICIPAL ELECTRIC UTILITIES OF WISCONSIN

By
Mr. Richard A. Heinemann, Attorney Mr. Michael P. May, Attorney
Boardman Law Firm LLP 1 South Pinckney Street, 4th Floor, P.O. Box 927 Madison, WI 53701-0927

OAK SHORE DEVELOPMENT, LLC

By
Mr. Richard A. Platt
c/o Platt Construction, Inc. 7407 South 27th Street Franklin, WI 53132

MR. ROBERT H. OWEN, JR. 1311 Middleton Street Middleton, WI 53562-0858

Mr. Richard A. Platt
c/o Platt Construction, Inc. 7407 South 27th Street Franklin, WI 53132

RENEW WISCONSIN

By
Mr. Michael Vickerman
Executive Director 222 South Hamilton Street Madison, WI 53703

TOWN OF CALEDONIA

By
Mr. Frank Jablonski, Attorney
Porter, Jablonski and Assoc. S.C. 354 West Main Street Madison, WI 53703

WISCONSIN FEDERATION OF COOPERATIVES

By
Mr. Warren J. Day, Attorney
131 West Wilson Street, Suite 400 Madison, WI 53703

WISCONSIN INDUSTRIAL ENERGY GROUP

By
Ms. Linda M. Clifford, Attorney
LaFollette, Godfrey & Kahn 1 East Main Street, Suite 500 Madison, WI 53703

WISCONSIN INITIATIVE SEEKING ENERGY REFORM, LLC

By
Mr. John L. Clancy, Attorney
Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, WI 53202-3590

WISCONSIN PAPER COUNCIL

By
Mr. Earl Gustafson
Energy/Projects Manager 250 North Green Bay Road P.O. Box 718 Neenah, WI 54957-0718

WISCONSIN POWER AND LIGHT COMPANY

By
Mr. Ritchie J. Sturgeon, Attorney
4902 North Biltmore Lane P.O. Box 77007 Madison, WI 53707-1007

WISCONSIN PUBLIC POWER INC.

By
Ms. Elizabeth Hartman, Attorney
1425 Corporate Center Drive Sun Prairie, WI 53590

WISCONSIN’S ENVIRONMENTAL DECADE

By
Ms. Pamela R. McGillivray, Attorney Mr. Glenn M. Stoddard, Attorney
Garvey & Stoddard, S.C. 634 West Main Street, Suite 101 Madison, WI 53703

WPS RESOURCES CORPORATION

By
Mr. Allen W. Williams, Jr., Attorney Mr. Bradley D. Jackson, Attorney
Foley & Lardner 150 East Gilman Street PO Box 1497 Madison, WI 53701

XCEL ENERGY

By
Mr. Brian R. Zelenak
Manager, Regulatory Policy 10 East Doty Street, Suite 511 Madison, WI 53703

SIERRA CLUB

By
Mr. Eric R. Uram
Regional Representative Midwest Office 214 North Henry Street, Suite 203 Madison, WI 53703-220

ANR PIPELINE COMPANY

By
Mr. Michael Armiak
5052 Mohr Valley Lane Bloomfield Hills, MI 48304

Appendix B

Appendix B

Other Modifications to the Facility Lease

1.	In § 14.1(d), change 120 days to 180 days.

2.	Delete WEPCO’s waiver of rights by amending or deleting §§ 7.3(c), 17.2(a)(i), and 17.5, as shown in the Updated Revised Facility Lease of the Customer Groups.

3.	Authorize WEPCO to make time payments to acquire the PWGS facility after the lease effective date, in the same manner as is as provided in § 5.6(f) for a transfer during the construction period.

4.	Revise § 5.6, adding § 5.5(c) and (d) as also qualifying for time payments.

5.	Revise § 15.1(b), specifying that improvements financed by WEPCO are sold at the lower of fair market value or original cost reduced by straight line depreciation.

6.	Modify the Facility Lease for the following corrections or clarifications:

i.	In the definition of “Additional Insureds,” replace the reference to Schedule 13.2(a) with a reference to Schedule 13.2, § 1.3(b).

ii.	Change § 3.7(a)(i) to parallel § 3.7(a)(ii), clarifying that the intent of § 3.7(a)(i) is to cover physical loss that, net of insurance proceeds, is less than $1,000,000.

7.	Change Schedule 4.2 to allow WEPCO employees to verify Commercial Operation Tests.

8.	Delete pre-termination, pre-CPCN expenses from § 5.2(d), as shown in Exhibit 230.

9.	Delete the phrase “Lessor has agreed in writing to continue this Facility Lease and” from § 5.3(e).

10.	Delete the phrase “Lessee has agreed in writing to continue this Facility Lease and” from § 5.4(e).

11.	Delete § 17.2(a)(iv).

12.	Modify Schedule 13.2, § 2.1, as proposed in Exhibit 230.

13.	Modify § 14.3(a), as proposed in Exhibit 223.

Appendix B

Modifications to the Ground Lease and Ground Sublease

1.	Modify the Ground Lease § 3. l(b), changing 10 days to 30 days.

2.	Modify the Ground Lease and Sublease to be consistent with the revised Facility Lease, making each of the following changes:

i.	Revise § 2.3(b) so the multiple renewal periods match the Facility Lease.

ii.	Revise § 22.3(a) and (b) regarding binding arbitration, making these paragraphs consistent with the Facility Lease.

iii.	Revise definitions in Schedule 1.1, making them consistent with the Facility Lease.

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